Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

March 31, 2016

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the

United States of America

	Three months
	ended March 31
	2016	2015

Revenues	$307,586	$272,189

Cost of revenues	222,506	197,307
Selling, general and administrative expenses	73,334	66,230
Depreciation	5,022	4,448
Amortization of intangible assets	2,392	2,550
Acquisition-related items	71	247
Operating earnings	4,261	1,407

Interest expense, net	1,969	1,868
Other expense (income), net	(75)	202
Earnings (loss) before income tax	2,367	(663)
Income tax expense (recovery) (note 5)	850	(229)
Net earnings (loss)	1,517	(434)

Non-controlling interest share of earnings (note 8)	808	1,119
Non-controlling interest redemption increment (note 8)	2,366	1,758

Net earnings (loss) attributable to Company	$(1,657)	$(3,311)

Net earnings (loss) per share (note 9)
Basic	$(0.05)	$(0.09)

Diluted	(0.05)	(0.09)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months
	ended March 31
	2016	2015

Net earnings (loss)	$1,517	$(434)

Foreign currency translation gain	1,329	3,129
Comprehensive earnings	2,846	2,695

Less: Comprehensive earnings attributable to non-controlling shareholders	3,174	2,877

Comprehensive earnings (loss) attributable to Company	$(328)	$(182)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	March 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$37,075	$45,560
Restricted cash	8,140	3,769
Accounts receivable, net of allowance of $7,480 (December 31, 2015 -
$7,182)	118,222	114,521
Income tax recoverable	11,025	9,628
Inventories	15,791	16,155
Prepaid expenses and other current assets	22,866	21,749
Deferred income tax	18,662	18,840
	231,781	230,222

Other receivables	3,711	3,833
Other assets	1,499	2,176
Fixed assets	60,848	57,575
Deferred income tax	6,963	6,553
Intangible assets	80,339	79,478
Goodwill	227,719	220,646
	381,079	370,261
	$612,860	$600,483

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$25,492	$24,143
Accrued liabilities	76,798	77,900
Income tax payable	323	1,553
Unearned revenues	21,686	18,474
Long-term debt - current (note 6)	1,769	4,041
Contingent acquisition consideration - current (note 7)	1,836	2,206
Deferred income tax	1,782	1,782
	129,686	130,099

Long-term debt - non-current (note 6)	209,505	197,158
Contingent acquisition consideration (note 7)	861	1,110
Other liabilities	14,218	13,560
Deferred income tax	13,936	13,971
	238,520	225,799
Redeemable non-controlling interests (note 8)	80,216	77,559

Shareholders' equity	164,438	167,026
	$612,860	$600,483

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Total
	outstanding		Contributed		comprehensive	shareholders'
	shares	Amount	surplus	Deficit	loss	equity
Balance, December 31, 2015	35,939,011	$136,071	$43,980	$(10,152)	$(2,873)	$167,026

Net earnings	-	-	-	(1,657)	-	(1,657)
Other comprehensive earnings	-	-	-	-	1,329	1,329

Subsidiaries’ equity transactions	-	-	(949)	-	-	(949)

Subordinate Voting Shares:
Stock option expense	-	-	970	-	-	970
Stock options exercised	60,000	1,049	(260)	-	-	789
Tax benefit on options exercised	-	-	889	-	-	889
Dividends	-	-	-	(3,959)	-	(3,959)
Balance, March 31, 2016	35,999,011	$137,120	$44,630	$(15,768)	$(1,544)	$164,438

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended
	March 31
	2016	2015
Cash provided by (used in)

Operating activities
Net earnings (loss)	$1,517	$(434)

Items not affecting cash:
Depreciation and amortization	7,414	6,998
Deferred income tax	(536)	880
Other	(94)	666

Changes in non-cash working capital:
Accounts receivable	(3,389)	9,695
Inventories	1,020	(1,638)
Prepaid expenses and other current assets	(1,102)	1,629
Payables and accruals	(3,427)	(3,162)
Unearned revenues	3,203	3,396
Other liabilities	(2,768)	640
Net cash provided by operating activities	1,838	18,670

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(5,038)	(4,202)
Purchases of fixed assets	(6,900)	(3,586)
Other investing activities	(4,581)	941
Net cash used in investing activities	(16,519)	(6,847)

Financing activities
Net increase of long-term debt prior to spin-off	-	7,617
Net distributions to Old FSV	-	(29,911)
Increase in long-term debt	18,076	-
Repayment of long-term debt	(8,000)	-
Sale (purchases) of non-controlling interests, net	246	(7,636)
Contingent acquisition consideration	(1,235)	(1,618)
Proceeds received on exercise of stock options	789	-
Incremental tax benefit on stock options exercised	889	-
Dividends paid to common shareholders	(3,461)	-
Distributions paid to non-controlling interests	(1,232)	(1,550)
Net cash provided by (used in) financing activities	6,072	(33,098)

Effect of exchange rate changes on cash	124	(373)

Decrease in cash and cash equivalents	(8,485)	(21,648)

Cash and cash equivalents, beginning of period	45,560	66,790
Cash and cash equivalents, end of period	$37,075	$45,142

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(Unaudited)

(in thousands of US dollars, except per share amounts)

1. DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is headquartered in Toronto, Canada and is a provider of real estate-related services to commercial, institutional and residential customers in North America. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: on-site staffing, including building engineering and maintenance; pool, recreational facility and amenity management; security, concierge and front desk personnel; and landscaping; unique banking and insurance products; and energy conservation and management solutions.

FirstService Brands provides a variety of residential and commercial services in North America through individually branded franchise systems and company-owned operations. The principal brands in this division include Paul Davis Restoration, California Closets, Certa Pro Painters, Pillar to Post Home Inspectors, Floor Coverings International, College Pro Painters, Century Fire Protection, and Service America.

2. SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at March 31, 2016 and the results of operations and its cash flows for the three month periods ended March 31, 2016 and 2015. All such adjustments are of a normal recurring nature. The results of operations for the three month period ended March 31, 2016 are not necessarily indicative of the results to be expected for the year ending December 31, 2016.

3. RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. While this change conforms to US GAAP and reduces complexity in financial reporting, it may have a significant impact on working capital and the related ratios. The change will be effective on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time it must be adopted using a modified retrospective transition. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This change in guidance removes the requirement to delay recognition of a windfall tax payment until it reduces taxes payable and instead records the benefit when it arises. The ASU also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The guidance will be effective on January 1, 2017 with either prospective or retrospective transition permitted. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

4. ACQUISITIONS – In the quarter, the Company completed four acquisitions, three in the FirstService Residential segment and one in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired controlling interests in regional firms operating in California, South Carolina, and Maryland. In the FirstService Brands segment, the Company acquired a California Closets franchise in California. The acquisition date fair value of consideration transferred was as follows: cash of $5,038 (net of cash acquired of $189), notes payable of $3,434, and contingent consideration of $829 (2015 - cash of $4,202 and contingent consideration of $2,608).

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to three-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2016 was $2,697 (see note 10). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $2,448 to a maximum of $2,880. The contingencies will expire during the period extending to September 2017. During the three months ended March 31, 2016, $1,235 was paid with reference to such contingent consideration (2015 - $1,618).

5. INCOME TAX – The provision for income tax for the three months ended March 31, 2016 reflected a tax rate of 36% (2015 - 35%) relative to the statutory rate of approximately 27% (2015 - 27%). The difference between the effective rate and the statutory rate relates to the differential between tax rates in Canada and the US.

6. LONG-TERM DEBT – The Company has $150,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

The Company has a credit agreement with a syndicate of banks to provide a committed multi-currency credit facility (the “Facility”) of $200,000. The Facility matures on June 1, 2020 and bears interest at 0.25% to 2.50% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $50,000, on the same terms and conditions as the original Facility. The Facility is available to fund working capital requirements and other general corporate purposes.

The Facility and the Company’s Senior Notes rank equally in terms of seniority. The Company has granted the lenders and Note-holders various collateral including an interest in all of the assets of the Company. The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

7. FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2016:

		Fair value measurements at March 31, 2016

	Carrying value at
	March 31, 2016	Level 1	Level 2	Level 3

Contingent consideration liability	$2,697	$-	$-	$2,697

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $41.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2016

Balance, January 1	$3,316
Amounts recognized on acquisitions	829
Fair value adjustments	(249)
Resolved and settled in cash	(1,235)
Other	36
Balance, March 31	$2,697

Less: Current portion	1,836
Non-current portion	$861

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 1.5% to 2.0%). The following are estimates of the fair values for other financial instruments:

	March 31, 2016		December 31, 2015
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$3,711	$3,711	$3,833	$3,833
Long-term debt	211,274	226,958	201,199	216,788

8. REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2016

Balance, January 1	$77,559
RNCI share of earnings	808
RNCI redemption increment	2,366
Distributions paid to RNCI	(1,232)
Sale of interests to RNCI, net	246
RNCI recognized on business acquisitions	433
Other	36
Balance, March 31	$80,216

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of March 31, 2016 was $78,686. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at March 31, 2016, approximately 1,900,000 such shares would be issued; this would be accretive to net earnings per share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

9. NET EARNINGS (LOSS) PER SHARE – Loss per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted shares outstanding:

	Three months ended
(in thousands)	March 31
	2016	2015

Basic shares	35,991	35,971
Assumed exercise of Company stock options	377	392
Diluted shares	36,368	36,363

10. STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015 upon completion of the spin-off. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at March 31, 2016, there were 248,750 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were 323,500 stock options granted during the three months ended March 31, 2016 (2015 - nil). Stock option activity for the three months ended March 31, 2016 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,211,250	$18.51
Granted	323,500	35.96
Exercised	(60,000)	12.78
Shares issuable under options -
End of period	1,474,750	$22.57	3.19	$27,087
Options exercisable - End of period	477,000	$16.71	2.12	$11,559

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2016 was $970 (2015 - $669). As of March 31, 2016, there was $4,443 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the three month period ended March 31, 2016, the fair value of options vested was $5,235 (2015 - $2,942).

11. CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

12. SEGMENTED INFORMATION – The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended March 31

2016
Revenues	$249,806	$57,780	$-	$307,586
Depreciation and amortization	5,278	2,102	34	7,414
Operating earnings (loss)	6,357	1,391	(3,487)	4,261

2015
Revenues	$225,802	$46,387	$-	$272,189
Depreciation and amortization	5,178	1,796	24	6,998
Operating earnings (loss)	3,977	(471)	(2,099)	1,407

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended March 31

2016
Revenues	$288,532	$19,054	$307,586
Total long-lived assets	328,926	39,980	368,906

2015
Revenues	$253,954	$18,235	$272,189
Total long-lived assets	314,605	40,417	355,022

13. SUBSEQUENT EVENTS – On April 6, 2016, the Company acquired a controlling interest in Century Fire Protection (“Century”), a full-service fire protection firm headquartered in Atlanta, Georgia. Revenues for Century were approximately $93,000 for the fiscal year ended December 31, 2015.

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE three MONTH PERIOD ENDED March 31, 2016

(in US dollars)

May 5, 2016

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three month period ended March 31, 2016 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2015. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three month period ended March 31, 2016 and up to and including May 5, 2016.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Consolidated review

Our operating results for the seasonally slow first quarter were strong. Consolidated revenue growth was 13% relative to the same quarter in the prior year, and together with operating margin expansion, resulted in significant year-over-year gains in Adjusted EBITDA, operating earnings, and adjusted earnings per share.

During the first quarter of 2016, we completed four business acquisitions, including three in our FirstService Residential segment and one in our FirstService Brands segment. During the past year, we also completed several other acquisitions in both divisions, which provided additional revenue growth for the first quarter of 2016. These acquisitions, which are in the process of being integrated into our operations, increase the scale of our market positions, extend our geographic footprints, or expand the service offerings in our respective businesses.

Results of operations - three months ended March 31, 2016

Revenues for our first quarter were $307.6 million, 13% higher than the comparable prior year quarter (14% measured in local currencies). On an organic basis, revenues were up 8%, while recent acquisitions contributed 5% to revenue growth.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the first quarter was $12.7 million versus $9.3 million reported in the prior year quarter. Our Adjusted EBITDA margin was 4.1% of revenues versus 3.4% of revenues in the prior year quarter, primarily as a result of operating efficiencies and leverage in both our FirstService Residential and FirstService Brands segments. Consolidated operating earnings for the quarter were $4.3 million, versus $1.4 million in the prior year period.

Depreciation and amortization expense totalled $7.4 million for the quarter relative to $7.0 million for the prior year quarter.

Net interest expense was $2.0 million versus $1.9 million recorded in the prior year quarter.

The consolidated income tax rate for the quarter was 36% compared to 35% in the prior year quarter, relative to the statutory rate of 27% in both periods. The current quarter’s tax rate was affected by the geographic mix of earnings. The effective tax rate for the full year is expected to be approximately 35%.

Net earnings for the quarter were $1.5 million, versus a net loss of $0.4 million in the prior year quarter, and reflect the growth and improved profitability in both the FirstService Residential and FirstService Brands segments.

The non-controlling interest (“NCI”) share of earnings was $0.8 million for the first quarter, relative to $1.1 million in the prior year period, with the change being attributable to profitability mix in certain non-wholly owned operations in the current quarter. The NCI redemption increment for the first quarter of 2016 was $2.4 million, and was attributable to increases in earnings, and corresponding valuations, of subsidiaries.

The FirstService Residential segment reported revenues of $249.8 million for the first quarter, up 11% versus the prior year quarter. Excluding the impact of recently completed acquisitions, revenues were up 7%. Organic revenue growth resulted primarily from property management contract wins. Adjusted EBITDA was $11.7 million relative to $9.3 million in the prior year quarter. Margin expansion in the current period resulted from the continued realization of operating efficiencies.

Revenues from FirstService Brands in the seasonally slow first quarter were $57.8 million, up 25% relative to the prior year period. Organic growth was 12% (13% in local currency terms) as a result of strong system-wide sales and revenue growth at several of our service lines, which benefited from a buoyant U.S. home improvement market. Adjusted EBITDA for the quarter was $3.2 million, relative to $1.3 million in the prior year period. The improved profitability and margin increase for the first quarter reflected operating leverage from the growth in our franchised and company-owned operations.

Corporate costs were $2.2 million for the quarter, up from $1.3 million in the prior year period. The current quarter reflected incremental public company and compensation costs.

Summary of quarterly results

(in thousands of US dollars, except per share amounts) (unaudited)

Quarter	Q1	Q2	Q3	Q4

YEAR ENDING DECEMBER 31, 2016
Revenues	$307,586
Operating earnings	4,261
Net earnings (loss) per share:
Basic	(0.05)
Diluted	(0.05)

YEAR ENDED DECEMBER 31, 2015
Revenues	$272,189	$326,251	$349,525	$316,112
Operating earnings	1,407	23,936	31,417	13,987
Net earnings (loss) per share:
Basic	(0.09)	0.21	0.39	0.09
Diluted	(0.09)	0.20	0.39	0.09

YEAR ENDED DECEMBER 31, 2014
Revenues	$245,594	$292,205	$312,029	$282,174
Operating earnings	1,627	19,118	20,004	4,872
Net earnings (loss) per share:
Basic	(0.06)	0.28	0.24	(0.10)
Diluted	(0.06)	0.28	0.24	(0.10)

OTHER DATA
Adjusted EBITDA - 2016	$12,716
Adjusted EBITDA - 2015	9,321	$32,312	$39,077	$22,328
Adjusted EBITDA - 2014	7,934	25,362	28,310	13,391
Adjusted EPS - 2016	0.08
Adjusted EPS - 2015	0.02	0.40	0.50	0.28
Adjusted EPS - 2014	0.02	0.29	0.39	0.13

Seasonality and quarterly fluctuations

Certain segments of the operations of FirstService are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the combined service mix.

The FirstService Residential segment generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned.

The FirstService Brands segment includes outdoor painting and franchise operations, which generate the majority of their revenues during the second and third quarters.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2016	2015

Net earnings (loss)	$1,517	$(434)
Income tax	850	(229)
Other (income) expense	(75)	202
Interest expense, net	1,969	1,868
Operating earnings	4,261	1,407
Depreciation and amortization	7,414	6,998
Acquisition-related items	71	247
Stock-based compensation expense	970	669
Adjusted EBITDA	$12,716	$9,321

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2016	2015

Net earnings (loss)	$1,517	$(434)
Non-controlling interest share of earnings	(808)	(1,119)
Acquisition-related items	71	247
Amortization of intangible assets	2,392	2,550
Stock-based compensation expense	970	669
Income tax on adjustments	(1,296)	(1,255)
Non-controlling interest on adjustments	(33)	(44)
Adjusted net earnings	$2,813	$614

	Three months ended
(in US dollars)	March 31
	2016	2015

Diluted net earnings (loss) per share	$(0.05)	$(0.09)
Non-controlling interest redemption increment	0.07	0.05
Acquisition-related items	-	0.01
Amortization of intangible assets, net of tax	0.04	0.04
Stock-based compensation expense, net of tax	0.02	0.01
Adjusted EPS	$0.08	$0.02

We believe that the presentation of adjusted EBITDA and adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

The Company generated cash flow from operating activities of $1.8 during the three month period ended March 31, 2016, relative to $18.7 million in the prior year period. The variance in operating cash flow was primarily attributable to increased working capital usage in the first quarter of 2016 due to higher volume growth across our businesses and increased contribution from our faster-growing company-owned operations at FirstService Brands. In addition, in the prior year quarter, there was an improved collection of accounts receivable as part of resetting and maintaining greater efficiencies around our working capital usage. In the second, third and fourth quarters of 2016, we expect positive cash flow from operating activities. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the three months ended March 31, 2016, capital expenditures were $6.9 million. Based on our current operations, capital expenditures for the year ending December 31, 2016 are expected to be in the range of $25 to $30 million, including the impact of recent acquisitions.

In April 2016, we paid a quarterly dividend of $0.11 per share on the Subordinate Voting Shares and Multiple Voting Shares in respect of the quarter ended March 31, 2016.

Net indebtedness as at March 31, 2016 was $174.2 million, versus $155.6 million at December 31, 2015. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness resulted primarily from operating cash outflows, purchases of fixed assets, and business acquisitions. We are in compliance with the covenants within our financing agreements as at March 31, 2016 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $137.6 million of available un-drawn credit as of March 31, 2016.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $2.7 million as at March 31, 2016 ($3.3 million as at December 31, 2015) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to September 2017. The contingent consideration liability is recognized at fair value upon acquisition and is re-measured each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of March 31, 2016 will ultimately be paid. During the three months ended March 31, 2016, $1.2 million of contingent consideration was paid (2015 - $1.6 million).

The following table summarizes our contractual obligations as at March 31, 2016:

Contractual obligations	Payments due by period
(in thousands of US dollars)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$210,086	$1,174	$848	$57,207	$150,857
Interest on long-term debt	41,031	7,271	14,258	13,476	6,026
Capital lease obligations	1,188	595	551	42	-
Contingent acquisition consideration	2,697	1,836	861	-	-
Operating leases	76,814	19,165	26,846	19,507	11,296

Total contractual obligations	$331,816	$30,041	$43,364	$90,232	$168,179

At March 31, 2016, we had commercial commitments totaling $6.1 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior notes at a weighted average interest rate of 3.8%.

Redeemable non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	March 31	December 31
(in thousands of US dollars)	2016	2015

FirstService Residential	$55,528	$53,548
FirstService Brands	23,157	22,784
	$78,685	$76,332

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at March 31, 2016, the RNCI recorded on the balance sheet was $80.2 million. The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares, at the option of FirstService. If all RNCI were redeemed in cash, the pro forma estimated reduction to GAAP diluted net earnings per share for the first quarter of 2016 would be $0.07 and the accretion to adjusted EPS would be $0.01.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 10 and 16 to the December 31, 2015 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2015.

Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. We are currently assessing the impact of this ASU on our financial position and results of operations.

In November 2015, FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. While this change conforms to US GAAP and reduces complexity in financial reporting, it may have a significant impact on working capital and the related ratios. The change will be effective on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time it must be adopted using a modified retrospective transition. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This change in guidance removes the requirement to delay recognition of a windfall tax payment until it reduces taxes payable and instead records the benefit when it arises. The ASU also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The guidance will be effective on January 1, 2017 with either prospective or retrospective transition permitted. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have no such financial instruments in place.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the three months ended March 31, 2016 was $0.1 million (2015 - $0.3 million).

As at March 31, 2016, the Company had $2.3 million of loans receivable from minority shareholders (December 31, 2015 - $2.3 million). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

In conjunction with the spin-off transaction on June 1, 2015, the Company entered into transition services agreement with Colliers which sets out the terms under which certain administrative services, rent and other expenses will be allocated. During the quarter, the Company paid $0.1 million in rent to Colliers.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date of this MD&A, the Company has outstanding 34,673,317 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,474,750 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On April 14, 2016, the Company’s shareholders approved an amendment to the Company’s stock option plan to increase the maximum number of Subordinate Voting Shares reserved for issuance pursuant to the exercise of stock options granted thereunder by 850,000.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended March 31, 2016 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.